PE
1/15/02

02020583

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K /A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

INEOS ACRYLICS GROUP HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____X____ **Form 40-F** ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*

Yes _______ No ____X____

This report on Form 6-K/A is being filed by Ineos Acrylics Group Holdings Limited to amend its Report on Form 6-K, dated November 15, 2001, to restate the Consolidated Financial Statements (unaudited) of Ineos Acrylics Group Holdings Limited.

Ineos Acrylics Group Holdings Limited

Consolidated Financial Statements

Three months and nine months ended September 30, 2001

INEOS ACRYLICS GROUP HOLDINGS LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

£m	Three months ended Sept 30, 2000	Three months ended Sept 30, 2001	Nine months ended Sept 30, 2000	Nine months ended Sept 30, 2001
Turnover including share of joint venture	150	144	422	451
Less; share of joint venture turnover	(6)	(3)	(14)	(12)
Group Turnover	144	141	408	439
Operating costs before exceptional operating expenses and amortisation of intangible assets	(141)	(135)	(383)	(421)
Exceptional operating expenses	-	(4)	(13)	(4)
Amortisation of goodwill and other intangible assets	(2)	(1)	(8)	(4)
Total operating costs	(143)	(140)	(404)	(429)
Group operating profit	1	1	4	10
Share of operating profit from joint venture	1	1	2	3
Operating profit including share of joint venture	2	2	6	13
Net interest payable	(8)	(8)	(22)	(25)
Loss on ordinary activities before taxation	(6)	(6)	(16)	(12)
Taxation on loss on ordinary activities	-	(1)	-	(2)
Loss on ordinary activities after taxation	(6)	(7)	(16)	(14)
Equity minority interests	-	-	-	-
Loss for the financial period	(6)	(7)	(16)	(14)
Depreciation and amortisation included above	12	10	36	29

See the accompanying notes to the consolidated financial statements

INEOS ACRYLICS GROUP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

£m	December 31, 2000	September 30, 2001
Fixed assets		
Intangible assets	98	89
Tangible assets	374	388
Share of gross assets in joint venture	13	-
Share of gross liabilities in joint venture	(4)	-
Investment in joint venture	9	-
Current assets		
Raw materials and consumables	25	25
Finished goods	47	43
Stocks	72	68
Debtors	89	100
Cash at bank and in hand	19	13
	180	181
Total assets	661	658
Creditors – amounts falling due within one year	(103)	(120)
Net current assets	77	61
Total assets less current liabilities	558	538
Creditors – amounts falling due after more than one year	(370)	(349)
Provisions for liabilities and charges	(32)	(37)
Net assets	156	152
Shareholders' equity		
Called up share equity capital	175	175
Reserves	(22)	(36)
Total equity shareholder's funds	153	139
Equity minority interests	3	13
Capital employed	156	152

See the accompanying notes to the consolidated financial statements

INEOS ACRYLICS GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

	Three Months Ended		Nine Months Ended	
£m	**Sept 30, 2000**	**Sept 30, 2001**	**Sept 30, 2000**	**Sept 30, 2001**
Loss for the financial period	(6)	(7)	(16)	(14)
Currency translation differences on foreign currency net investments	5	(14)	2	-
Total recognised gains / (losses) relating to the period	(1)	(21)	(14)	(14)

See the accompanying notes to the consolidated financial statements

INEOS ACRYLICS GROUP HOLDINGS LIMITED
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

£m	Three Months Ended		Nine Months Ended	
	Sept 30, 2000	Sept 30, 2001	Sept 30, 2000	Sept 30, 2001
Operating profit	1	1	4	10
Depreciation of tangible fixed assets	10	9	28	25
Amortisation of intangible fixed assets	2	1	8	4
Decrease / (increase) in stocks	3	4	(3)	9
(Increase) / decrease in debtors	(3)	8	(20)	(2)
Increase / (decrease) in creditors	4	(4)	9	2
Movement on provisions	3	4	15	5
Net cash flow from operating activities	20	23	41	53
Exceptional cash flows	(2)	(1)	(8)	(3)
Interest received	-	-	1	1
Interest paid	(5)	(4)	(21)	(24)
Returns on investments and servicing of finance	(5)	(4)	(20)	(23)
Taxation	-	(2)	(1)	(3)
Capital expenditure and financial investment	(8)	(8)	(14)	(18)
Acquisitions	(18)	4	(24)	4
Issue of debt due within one year	5	-	18	-
Issue of debt due after more than one year	-	-	113	-
Issue cost of debt finance raised	-	-	(3)	-
Repayment of debt due within one year	-	(21)	(123)	(17)
Settlement of forward exchange contract	-	-	(10)	-
Acquisition fees paid	(2)	-	(10)	(1)
Financing	3	(21)	(15)	(18)
Decrease in cash	(10)	(9)	(41)	(8)

See accompanying notes to the consolidated financial statements

INEOS ACRYLICS GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BUSINESS DESCRIPTION

Ineos Acrylics Group Holdings Limited is a wholly owned subsidiary of Ineos Acrylics Limited. Ineos Acrylics Limited does not trade and has no investments other than Ineos Acrylics Group Holdings Limited. The principal shareholder and ultimate controlling party of Ineos Acrylics Limited is Charterhouse Development Capital Limited. Ineos Acrylics Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Ineos Acrylics Group. Ineos Acrylics Group Holdings Limited and subsidiary companies (together referred to as "Acrylics" or "the Company") are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

2 BASIS OF PREPARATION

As part of the purchase of the acrylics division of Imperial Chemical Industries ("ICI") the Company acquired 49% of the majority shareholder that owns 60% of Kaohsiung Monomer Company ("KMC"), a company registered in Taiwan. ICI owned the remaining 51% of this majority shareholder but the Company had the right to purchase, and ICI had the right to require the Company to purchase, the remaining shares in the majority shareholder retained by ICI. The rights were exercisable at a price equal to the price per share paid for the shares transferred from ICI at the time of the purchase of the Acrylics division. The rights could not be exercised unless approvals for the acquisition of control over KMC were obtained, if required, from the Republic of China (Taiwan) Fair Trade Commission. These applications were made in July, 2001. On September 1, 2001, the Company agreed with ICI to acquire the remaining 51% of the shares of the majority shareholder. As from September 1, 2001 KMC was fully consolidated into the results and net assets of the Company.

Subsequent to the filing dated 15 November 2001 the accounting treatment of the acquisition of the remaining majority shareholder in Kaohsuing Monomer Company (KMC) has been revised. As previously reported the dividend received that related to ICI's share in ICI Alpha BV (the parent company of KMC) was recognised as other income. We have re-assessed the accounting for this transaction and have determined that the £4 million dividend should be shown as part of the net assets acquired. Consequently the £4 million dividend receivable, net of £1million withholding tax has been reclassified as negative goodwill. Accordingly the consolidated financial statements (unaudited) for the three and nine months ended September 30, 2001, have been restated. The effect of the restatement is as follows:

	Three months ended September 30, 2001		**Nine months ended September 30, 2001**	
	As previously reported	**As adjusted**	**As previously reported**	**As adjusted**
	£'m	**£'m**	**£'m**	**£'m**
Consolidated profit and loss account (unaudited)				
Other income	4	-	4	-
Group operating profit	5	1	14	10
Taxation on loss on ordinary activities	(2)	(1)	(3)	(2)
Loss for the financial period	(4)	(7)	(11)	(14)
Consolidated balance sheet (unaudited)				
Intangible fixed asses			92	89
Net assets			155	152
Reserves			(33)	(36)
Consolidated cash flow statement (unaudited)				
Acquisitions	(5)	4	(5)	4
Increase/(decrease) in creditors	(3)	(4)	3	2
Dividends	8	-	8	-

3 PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention.

The principal accounting policies which have been applied are set out below.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ineos Acrylics Group Holdings Limited and its majority owned subsidiaries. All intercompany transactions are eliminated as are any intercompany profits included in a subsidiary company's profit and loss account which were not realised at the balance sheet date.

Acquisitions are accounted for using the purchase method of accounting. The purchase consideration of an investment is allocated to the assets and liabilities acquired on the basis of fair value at the date of acquisition.

Where the Company does not own a majority shareholding in an entity but has a participating interest in that entity's equity, the equity method of accounting has been used.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

Turnover

Turnover represents the invoiced value of goods sold to third parties. Turnover is stated net of sales discounts and value added taxes. Turnover excludes sales between entities within the Acrylics group. Revenue is recognised at the point at which title passes.

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds such net assets. Purchased goodwill of the Company that has arisen on acquisitions which have been made prior to January 1, 1998 has been eliminated directly against reserves in the year of acquisition. On subsequent disposal or termination of a previously acquired business, the profit or loss recognised on disposal or termination is calculated after charging the amount of any related goodwill previously taken to reserves.

Following the introduction of Financial Reporting Standard No. 10, "Goodwill and Intangible Assets" (FRS 10), goodwill arising on acquisition is capitalised as an intangible asset. Goodwill arising on acquisitions subsequent to January 1, 1998 is amortised through the profit and loss account over a period of 20 years unless it is considered that it has a materially different useful economic life. As permitted by FRS 10, the goodwill previously eliminated against reserves has not been reinstated.

Other intangible fixed assets

Other intangible fixed assets include patents, non-compete agreements and purchased technology. Purchased intangible fixed assets are capitalised at cost. Intangible fixed assets that are acquired as part of an acquisition of a business are capitalised separately from goodwill, at their fair value, provided that the intangible fixed asset can be separately identified and reliably measured. All capitalised intangible fixed assets are amortised to the profit and loss account on a straight-line basis over their useful economic lives. These are estimated by management to be between 10 and 20 years.

Tangible fixed assets

The book value of each tangible fixed asset is written off to its residual value over its estimated remaining useful economic life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Estimated useful economic lives of tangible fixed assets are as follows:

Buildings	20-30 years
Plant and equipment:	
Plant and machinery	10-20 years
Computer hardware and software	3-4 years

Some manufacturing facilities need to be partially or completely overhauled approximately every two years. At the time of the overhaul, the Company assesses the overhaul's impact on the manufacturing facility considering such factors as the facility's estimated useful life, capacity and efficiency. Where the Company determines that the facility's useful life has been extended, its capacity increased or its efficiency improved, costs associated with the overhaul are capitalised and amortised over the estimated period until the next overhaul. Normal maintenance and repairs of all other plant and equipment are expensed as incurred.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

Pension costs

The pension costs relating to the UK retirement plan are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plan which should be a level percentage of current and expected future earnings of the employees covered under the plan. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plan. Non-UK subsidiaries recognise the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries.

Research and development

Research and development expenditure is charged to the profit and loss account in the year or period in which it is incurred.

Stocks

Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost for stock valuation purposes, a proportion of labour and overhead expense that relates to production has been absorbed.

Foreign currencies

Profit and loss accounts of subsidiary undertakings which are denominated in foreign currencies are translated into Sterling at average exchange rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the balance sheet date. Exchange differences arising on the retranslation of the results and net investment in subsidiary undertakings are taken directly to reserves. Exchange differences on all other transactions are included in the determination of profit or loss for the year or period.

Exchange differences on relevant foreign currency loans which are taken out as a currency hedge against investments in foreign subsidiaries are taken directly to reserves in the consolidated balance sheet to the extent that they are matched by exchange differences arising on re-translation of foreign currency net investments.

Environmental liabilities

The Company is exposed to environmental liabilities relating to its past operations principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Taxation

The charge for taxation is based on the profit for the year or period and takes into account deferred taxation because of timing differences between the treatment of certain items for taxation and for accounting purposes. Provision is made for deferred taxation to the extent that there is reasonable probability that the deferral will crystallise in the foreseeable future.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

Fair value of financial instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognised at historical cost amounts.

The following methods and assumptions were used by the Company in estimating fair value for financial instruments:

- Cash and cash equivalents, trade debtors, certain other current assets, short-term borrowings, and current maturities of long-term debt: The amounts reported in the consolidated balance sheets approximate to fair value.

- Loans: The amount reported in the consolidated balance sheets for loans approximate to fair value, since such debt was primarily variable rate debt.

Derivative financial instruments

The Company has entered into interest rate caps to hedge its variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. The interest rate cap agreements are designated as hedges, and effectiveness is determined by matching the principal balance and terms with that specific obligation. Amounts due from interest rate cap counter-parties are recorded in interest expense in the period in which they accrue. The premiums paid to purchase interest rate caps are included in other assets and amortised to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched. The Company has not entered into any interest rate cap agreements subsequent to December 31,1999.

Provisions

Financial Reporting Standard No 12 ("FRS 12"), "Provisions, contingent liabilities and contingent assets" has been applied for the periods presented in these financial statements. Estimated costs to be incurred in connection with restructuring measures are provided for when the company has a constructive obligation to restructure which is generally the announcement date. The announcement date is the date at which the plan is announced officially to employees with sufficient detailed information to enable the employees to estimate the redundancy indemnities to which they are entitled.

Borrowings

Borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs, together with finance charges are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding. Unamortised issue costs are deducted from the carrying value of related borrowings.

4 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Certain significant differences between UK GAAP and US GAAP relevant to the Company are summarised below. These differences principally relate to the following items and the approximate effect the profit or loss for the financial period (net income) and shareholder's equity is set out below. Such summary should not be construed to be exhaustive. Further, no attempt has been made to identify future differences between UK GAAP and US GAAP as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate UK GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one.

The following is a summary of the effect on net income and shareholder's equity of the differences between UK GAAP and US GAAP.

INEOS ACRYLICS GROUP HOLDINGS LIMITED

EFFECT ON THE PROFIT/LOSS FOR THE FINANCIAL PERIOD OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

£m	Three Months Ended		Nine Months Ended	
	Sept 30, 2000	Sept 30, 2001	Sept 30, 2000	Sept 30, 2001
Loss for the financial period under UK GAAP	(6)	(7)	(16)	(14)
Adjustments to conform with US GAAP :				
Purchase accounting adjustments :				
Depreciation of tangible fixed assets	-	2	-	5
Amortisation of goodwill	2	1	4	2
Amortisation of other intangibles	(3)	(2)	(7)	(5)
Allocation of severance and relocation provision	-	-	9	-
Capitalisation of interest less amortisation	-	(1)	-	(1)
Pensions	-	1	-	1
Foreign exchange (loss) / gain on debt	-	1	-	2
Deferred taxation:				
Arising on UK GAAP results	-	-	-	-
Arising on other US GAAP adjustments	-	-	(4)	-
Approximate net loss under US GAAP	(7)	(5)	(14)	(10)

4 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES (continued)

APPROXIMATE EFFECT ON CONSOLIDATED SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

£m	December 31, 2000	September 30, 2001
Consolidated shareholders funds under UK GAAP	153	139
Adjustments to conform with US GAAP :		
Purchase accounting adjustments	(13)	(13)
Exchange revaluation of US intangible assets	14	11
Capitalisation of interest less amortisation	2	3
Pensions	7	6
Deferred taxation	9	9
Consolidated shareholder funds under US GAAP	172	155

5 RECENT US ACCOUNTING PRONOUNCEMENTS

SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealised loss of approximately £0.1 million to shareholders funds during the nine months ended September 30, 2001. This was a cumulative-effect-type change in accounting principle in order to recognise the fair value of all of its derivative instruments.

During the quarter ended September 30, 2001, the Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and, accordingly, the Company records changes in the fair value of its derivative instruments in current earnings. The Company recorded an unrealised loss of approximately £0.1 million pre-tax in current earnings. The Company does, however, use foreign currency loans to hedge the foreign exchange risk related to its net investments in subsidiaries. The Company formally documents the relationships between hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company also assesses, both at the inception of each hedge and on an on-going basis, whether the hedge instruments that are used in hedging transactions are highly effective in offsetting changes in the net investment of subsidiaries. When it is determined that hedge instrument is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

5 RECENT US ACCOUNTING PRONOUNCEMENTS (continued)

In June 2001, the Financial Accounting Standards Board (FASB) approved two new accounting standards; Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Ineos Acrylics Group Holdings Limited has adopted SFAS No. 141 as of July 1, 2001 and will adopt SFAS No. 142 on January 1, 2002. The non-amortisation and amortisation provisions of SFAS No. 142 will also be applied to goodwill and intangible assets, if any, acquired after June 30, 2001. SFAS No. 141 establishes the purchase method as the only acceptable method for recording the acquisition of an entity for all business combinations initiated after June 30, 2001. It also applies to all business combinations accounted for using the purchase method of accounting after June 30, 2001. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortised. In addition, an initial (and annually thereafter) impairment test of these assets must be performed. In the initial test, if there is impairment, an adjustment must be recorded in the net income as a cumulative effect of a change in accounting principle (net of tax). Impairment losses after the initial adoption impairment test will be recorded as part of income from continuing operations.

INEOS ACRYLICS GROUP HOLDINGS LIMITED
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Cautionary Statement Concerning Forward-Looking Statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. There can though be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to the other factors and matters discussed elsewhere herein, the following are important factors that, in view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

1. Changes in economic conditions or weather conditions;

2. Changes in availability and/or price of feedstocks;

3. Changes in management or control of the Company;

4. Inability to obtain new customers or retain existing ones;

5. Significant changes in competitive factors affecting the Company;

6. Environmental/safety requirements;

7. Significant changes from expectations in actual capital expenditures and operating expenses and unanticipated project delays;

8. Occurrences affecting the Company's ability to obtain funds from operations, debt or equity to finance needed capital expenditures and other investments;

9. The cyclical nature of the Company's business;

10. Significant changes in the tax rates or policies or interest;

11. Significant change in the Company's relationship with its employees and the potential adverse effects if labour disputes or grievances were to occur;

12. Changes in accounting principles and/or the application of such principles to the Company; and

13. Unavailability of, and substantial delays in, transportation of raw materials and products.

The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms "Ineos Acrylics", "we", "our" and the "Company" refer to Ineos Acrylics Group Holdings Limited and its subsidiaries and predecessor businesses as a combined entity. Ineos Acrylics Finance plc is a wholly-owned subsidiary of Ineos Acrylics Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

INEOS ACRYLICS GROUP HOLDINGS LIMITED
RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 20-F.

In the opinion of management, the accompanying consolidated financial statements of Ineos Acrylics Group Holdings Limited and subsidiaries (the Company) contain all adjustments necessary to present fairly, in all material respects, the Company's consolidated financial position as of September 30, 2001 and December 31, 2000 and the consolidated results of operations, net loss and cash flows for the three and nine month periods ended September 30, 2001 and September 30, 2000. These consolidated financial statements should be read in conjunction with the consolidated and predecessor and combined financial statements and notes thereto included in the Company's annual report on Form 20-F. The consolidated balance sheet data does not include all disclosures required by generally accepted accounting principles. The results of operations for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year.

SEGMENTAL REPORTING

	Three Months Ended		Nine Months Ended	
£m	**Sept 30, 2000**	**Sept 30, 2001**	**Sept 30, 2000**	**Sept 30, 2001**
Turnover				
Upstream	89	91	253	289
Downstream	76	71	212	228
Inter-class elimination	(21)	(21)	(57)	(78)
	144	141	408	439
Operating profit				
Upstream	(4)	7	6	11
Downstream	7	(1)	19	7
	3	6	25	18
Exceptional operating expenses	-	(4)	(13)	(4)
Amortisation of goodwill, other intangible assets	(2)	(1)	(8)	(4)
Operating profit (excluding share of joint venture)	1	1	4	10
Depreciation				
Upstream	6	4	20	15
Downstream	4	5	8	10
	10	9	28	25

INEOS ACRYLICS GROUP HOLDINGS LIMITED
RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000 (Continued)

COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended	
£m	**Sept 30, 2000**	**Sept 30, 2001**	**Sept 30, 2000**	**Sept 30, 2001**
Turnover including share of joint venture	150	144	422	451
Less; share of joint venture turnover	(6)	(3)	(14)	(12)
Group Turnover	144	141	408	439
Cost of goods sold	(118)	(112)	(316)	(356)
Gross Profit	26	29	92	83
Distribution costs	(12)	(11)	(32)	(32)
Administrative expenses before exceptional expenses and amortisation and research and development costs	(9)	(11)	(29)	(27)
Exceptional operating costs	-	(4)	(13)	(4)
Amortisation of goodwill and other intangible fixed assets	(2)	(1)	(8)	(4)
Research and development costs	(2)	(1)	(6)	(6)
Total administrative expenses	(13)	(17)	(56)	(41)
Net operating expenses	(25)	(28)	(88)	(73)
Group operating profit	1	1	4	10
Share of operating profit from joint venture	1	1	2	3
Operating profit including share of joint venture	2	2	6	13
Net interest payable	(8)	(8)	(22)	(25)
Loss on ordinary activities before taxation	(6)	(6)	(16)	(12)
Taxation on loss on ordinary shares	-	(1)	-	(2)
Loss on ordinary activities after taxation	(6)	(7)	(16)	(14)
Equity minority interests	-	-	-	-
Loss for the financial period	(6)	(7)	(16)	(14)
Depreciation and amortisation included above	12	10	36	29
EBITDA before exceptional items	14	17	55	50

INEOS ACRYLICS GROUP HOLDINGS LIMITED
RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2000

Turnover

Total turnover excluding share of joint ventures decreased £3 million, or -2.1%, from £144 million for the three months ended September 30, 2000 to £141 million for the three months ended September 30, 2001. The primary reason for the decreased turnover is due to a drop in downstream. Total volumes for the three months ended September 30, 2001 were down 4.9% compared to the three months ended September 30, 2000, reflecting weaker markets in the quarter.

Turnover from upstream operations increased £2 million, or 2.2%, from £89 million for the three months ended September 30, 2000 to £91 million for the three months ended September 30, 2001. Pricing continues to follow raw materials with prices for the three months ended September 30, 2001 approximately 4.5% higher than the three months ended September 30, 2000. Upstream volumes were comparable to the three months ended September 30, 2000.

Turnover from downstream operations decreased £5 million, or –6.6%, from £76 million for the three months ended September 30, 2000 to £71 million for the three months ended September 30, 2001. During the three months ended September 30, 2001, prices were 3.7% down on the same period last year. Volumes for the three months ended September 30, 2001 were 2.5% behind the same period last year.

Cost of Sales

Cost of sales decreased £6 million, or 5.1%, from £118 million for the three months ended September 30, 2000 to £112 million for the three months ended September 30, 2001 (there is no impact of acquisitions in the quarter). This is mainly because the average price of acetone and natural gas were lower in the three months ended September 30, 2001 compared to the same period last year. This was partially offset by an increase in the price of other raw materials, the most notable of which was methanol, for the three months ended September 30, 2001 compared to the same period last year.

Net operating expenses

Net operating expenses were £28 million for the three months ended September 30, 2001 compared to £25 million in the three months ended September 30, 2000. This includes an exceptional charge of £4m in the three months ended September 30, 2001. Certain central costs have been reclassified from cost of sales to administration costs during the three months ended September 30, 2001, the net impact of which is approximately £0.8m in the period.

Distribution costs were £11 million for the three months ended September 30, 2001 compared to £12 million for the three months ended September 30, 2000. Reductions in costs due to reduced sales volumes were once again offset by US fuel prices in the three months ended September 30, 2001. Administration and research costs excluding exceptional charges were at a similar level to the previous year.

An exceptional item of £4m was charged to profit in the three months ended September 30, 2001. This charge represents the full cost, including notice and termination charges, to reduce the headcount at the Cassel works by 54 in the period 2001 to 2003. Reductions are phased over a two year period but are fully defined and announced. This initiative is part of the long term manufacturing productivity plan and not a response to recent economic changes.

INEOS ACRYLICS GROUP HOLDINGS LIMITED
RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2000 (Continued)

Net Interest Payable

Net interest payable remained at a similar level to the three months ended September 30, 2001 at £8 million. This was a slight reduction on the previous quarter reflecting lower interest rates and a lower level of borrowings.

Taxation on Loss on Ordinary Activities

Taxation charged on loss on ordinary activities was £1 million for the three months ended September 30, 2001 and is a £1 million increase over the three months ended September 30, 2000. This represents local taxation in countries with selling operations only.

Equity minority interests

Equity minority interests were approximately nil for the three months ended September 30, 2001 and for the three months ended September 30, 2000.

Liquidity and Capital Resources

The cash inflow generated from operating activities was £23 million for the three months ended September 30, 2001 compared to £20 million for the three months ended September 30, 2000. The focus on working capital control has again been an important factor in the three months ended 30 September, 2001 and has resulted in a further £9m inflow during the quarter.

Exceptional operating cash flows were incurred in respect of termination costs of employees of £1 million in the three months ended September 30, 2001. These are in connection with the restructuring programme announced in the three months ended March 31, 2000.

Interest payments of £4 million were made in the three months ended September 30, 2001 in line with our Senior credit facilities. This consisted of £2 million of revolver interest and £2 million of senior debt interest.

Capital Expenditures

In the three months ended September 30, 2001 we made capital expenditures of £8 million. This is analysed as follows:

	£ million
Safety, health and environmental	3
Maintaining asset capacity	-
Growth projects	5

INEOS ACRYLICS GROUP HOLDINGS LIMITED
RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2000 (Continued)

Acquisitions

The acquisitions of Ineos Acrylics Newton Aycliffe Limited and Ineos Acrylics South Africa Limited made in July 2000 are now reflected fully in both the three months ended September 30, 2000 and three months ended September 30, 2001. During the three months ended September 30, 2001 the remaining 30.6% shareholding in Kaohsiung Monomer Company (KMC) was acquired from ICI at a cost of £5m.

Financing

Payments of fees relating to the acquisition of the group from ICI and the acquisitions of Ineos Acrylics Newton Aycliffe Limited and Ineos Acrylics South Africa Limited are one-off in nature and do not recur on a directly comparable basis. The net repayment of debt of £21 million during the three months ended September 30, 2001 includes a £20 million repayment of the revolving debt facility.

Additional Information

The tragic events of September 11, 2001 had an impact on the trading activities in the US market with a reduction in volume demand during the month ended September 30, 2001. This market impact is expected to continue into Q4 2001.

INEOS ACRYLICS GROUP HOLDINGS LIMITED
RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2000

Turnover

Total turnover excluding share of joint ventures increased £31 million, or 7.6%, from £408 million for the nine months ended September 30, 2000 to £439 million for the nine months ended September 30, 2001. The primary reason for the increase was improved pricing in most sectors with favourable exchange rate movements and the acquisitions made in 2000. The impact of the acquisitions of Ineos Acrylics Newton Aycliffe Limited and Ineos Acrylics South Africa Limited on the results for the nine months ended September 30, 2001 as compared to the nine months ended September 30, 2000 was £9 million. Total volumes for the nine months ended September 30, 2001 were down 4.4% compared to the nine months ended September 30, 2000 reflecting weak markets in all regions.

Turnover from upstream operations increased £36 million, or 14.2%, from £253 million for the nine months ended September 30, 2000 to £289 million for the nine months ended September 30, 2001. Strong pricing, following the trend in raw material prices, has driven the increase with prices for the nine months ended September 30, 2001 approximately 18% higher than the nine months ended September 30, 2000. Upstream volumes reduced 2.6% for the nine months ended September 30, 2001 compared to the same period last year.

Turnover from downstream operations increased £16 million or 7.5% from £212 million for the nine months ended September 30, 2000 to £228 million for the nine months ended September 30, 2001. During the nine months ended September 30, 2001, prices were higher than the same period last year by 3.7%. Volumes for the nine months ended September 30, 2001 were 2.8% ahead the same period last year.

Cost of Sales

Cost of sales increased £40 million (including £7 million in respect of acquisitions), or 12.7%, from £316 million for the nine months ended September 30, 2000 to £356 million for the nine months ended September 30, 2001. This is mainly because the average price of acetone and natural gas were higher in the nine months ended September 30, 2001 compared to the same period last year. The significant increase in natural gas prices in the US experienced during the first half of the year has eased during the last quarter. There is still, however an adverse impact on the raw material price variance in the nine months ended September 30, 2001 of approximately £8 million, which is not reflected in industry selling prices for methacrylates.

Net operating expenses

Net operating expenses reduced £15 million, or 17%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000.

Distribution costs were £32 million for the nine months ended September 30, 2001, the same level as the previous year. Reductions in costs due to reduced sales volumes were offset by US fuel prices in the nine months ended September 30, 2001. Administration costs reduced £2 million from £29 million in the nine months ended September 30, 2000 to £27 million in the nine months ended September 30, 2001. This reflects the continued control of overhead spend. The exceptional operating costs of £13 million charged in the nine months ended September 30, 2000 were for the restructuring of the group. A further £4m has been charged in the nine months ended September 30, 2001 representing a program to reduce fixed costs in the UK manufacturing area. Certain central costs have been reclassified from cost of sales to admin costs during the nine months ended September 30, 2001 the net impact of this is approximately £2.5m in the period.

Net Interest Payable

Net interest payable increased by £3 million from £22 million for the nine months ended September 30, 2000 to £25 million for the nine months ended September 30, 2001. This reflects the higher level of borrowings during the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000, although these have reduced significantly over the last quarter. There is also £1 million of debt fee amortisation which is shown in amortisation until Q4 2000.

Taxation on Loss on Ordinary Activities

Taxation charged on loss on ordinary activities was £2 million for the nine months ended September 30, 2001 and is a £2 million increase over the nine months ended September 30, 2000.

Equity minority interests

Equity minority interests were approximately nil for the nine months ended September 30, 2001 and for the nine months ended September 30, 2000.

Liquidity and Capital Resources

The cash inflow generated from operating activities was £53 million for the nine months ended September 30, 2001 compared to £41 million for the nine months ended September 30, 2000. Key factors in generating cash in the nine months ended September 30, 2001 has been the successful focus on working capital control.

Exceptional operating cash flows were incurred in respect of termination costs of employees of £3 million in the nine months ended September 30, 2001. These are in connection with the restructuring programme announced in the three months ended March 31, 2000.

Interest payments of £24 million were made in the nine months ended September 30, 2001 in line with loan agreements pertaining to the financial structure of the group. This consisted of £14 million of senior debt interest, £2 million of revolver interest and £6 million of high yield bond interest plus sundry lease and other interest payments. Interest received in the period was approximately £1 million relating to certain cash balances on short term deposit.

INEOS ACRYLICS GROUP HOLDINGS LIMITED
RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (Continued)

Capital Expenditures

In the nine months ended September 30, 2001 we made capital expenditures of £18 million as follows :

	£ million
Safety, health and environmental	6
Maintaining asset capacity	2
Growth projects	10

Acquisitions

The acquisitions of Ineos Acrylics Newton Aycliffe Limited and Ineos Acrylics South Africa Limited made in July 2000 added £9 million to turnover in the nine months ended September 30, 2001 and EBITDA of £1.3 million.

Financing

Cash outflows in the nine months ended September 30, 2000 relating to settlement of forward exchange contracts were of a one-off nature and do not recur in the period ended September 30, 2001. Payments of fees relating to the acquisition of the group from ICI and the acquisitions of Ineos Acrylics Newton Aycliffe Limited and Ineos Acrylics South Africa Limited are one-off in nature and do not recur on a directly comparable basis. The net repayment of debt of £17 million during the nine months ended September 30, 2001 comprises £13 million repayment of the revolving debt, £3 million repayment of debt against the senior debt Tranche Aand certain other minor short term borrowings. This net repayment has been possible due to better cash control over working capital balances and reductions in the scope of the capital program.

INEOS ACRYLICS GROUP HOLDINGS LIMITED
RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000 (Continued)

The effects of the cash movement on the debt financing of the company are put into context in the following table.

INEOS ACRYLICS GROUP HOLDINGS LIMITED
ANALYSIS OF DEBT

£m	December 31, 2000	Cash	Exchange	Other	September 30, 2001
Senior Tranche A	93	(3)	-	-	90
Senior Tranche B	72	-	1	-	73
Senior Tranche C	55	-	1	-	56
Senior debt	220	(3)	2	-	219
Revolver	33	(13)	-	-	20
High Yield Bond	126	-	(1)	-	125
Finance leases & other short term borrowings	5	-	-	-	5
Debt acquired with KMC	-	(1)	-	3	2
Debt issue fees	(10)	-	-	1	(9)
Total debt	374	(17)	1	4	362

Additional Information

The following factors are helpful to understand the information provided for the period under review.

(i) The period has been significantly affected by the unusual conditions brought about by the recent energy cost increases experienced in the US – direct adverse impact approximately £8 million. This has eased during the last quarter.

(ii) Economic factors, primarily in the US market, led to de-stocking in downstream markets during the period. This effect was most noticeable during the period from March 2001to June 2001 but has continued.into the period to September 2001.

INEOS ACRYLICS GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its' behalf by the undersigned, thereunto duly authorised.

Ineos Acrylics Group Holdings Limited
Registrant Guarantor

//SIGNED//

By: Ian Lambert
Secretary/Director

Dated April 5, 2002